International Growth Fund/VA

Shareholder Fees (fees paid directly from your investment):
	Non-Service Shares	Service Shares
Maximum Sales Charge (Load) imposed on purchases (as % of offering price)	None	None
Maximum Deferred Sales Charge (Load) imposed on purchases (as % of the lower original offering price or redemption proceeds)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Non-Service Shares	Service Shares
Management Fees	0.97%	0.97%
Distribution and/or Service (12b-1) Fees	n/a	0.25%
Other Expenses	0.11%	0.12%
Acquired Fund Fees and Expenses	0.01%	0.01%
Total Annual Fund Operating Expenses	1.09%	1.35%
Fee Waiver and Expense Reimbursement*	(0.08%)	(0.08%)
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	1.01%	1.27%

*Since May 1, 2009, the Manager has voluntarily agreed to limit the Fund's total annual operating expenses so that those expenses, as percentages of daily net assets, will not exceed the annual rate of 1.00% for Non-Service Shares and 1.25% for Service Shares. The Manager will also waive fees and/or reimburse Fund expenses in an amount equal to the indirect management fees incurred through the Fund's investment in Oppenheimer Institutional Money Market Fund.  Each undertaking may be amended or withdrawn after one year from the date of this prospectus.

Growth Portfolio

Shareholder Fees (fees paid directly from your investment):

Maximum Sales Charge (Load) imposed on purchases (as % of offering price)	None
Maximum Deferred Sales Charge (Load) imposed on purchases (as % of the lower original offering price or redemption proceeds)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.63%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.18%
Total Annual Fund Operating Expenses	0.81%
Fee Waiver and Expense Reimbursement*	(0.02%)
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	0.79%

*Since May 1, 2009, the Manager has voluntarily agreed to limit the Fund's total annual operating expenses so that those expenses, as a percentage of daily net assets, will not exceed the annual rate of 0.80%.  This undertaking may be amended or withdrawn after one year from the date of this prospectus.

Total Return Portfolio

Shareholder Fees (fees paid directly from your investment):

Maximum Sales Charge (Load) imposed on purchases (as % of offering price)	None
Maximum Deferred Sales Charge (Load) imposed on purchases (as % of the lower original offering price or redemption proceeds)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.63%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.16%
Total Annual Fund Operating Expenses	0.79%
Fee Waiver and Expense Reimbursement*	(0.02%)
Total Annual Fund Operating Expenses after Fee Waiver and Expense Reimbursement	0.77%

*Since May 1, 2009, the Manager has voluntarily agreed to limit the Fund's total annual operating expenses so that those expenses, as a percentage of daily net assets, will not exceed the annual rate of 0.80%. This undertaking may be amended or withdrawn after one year from the date of this prospectus.